April 13, 2009
Eric S. Purple
D 202.955.7081
F 202.835.4152
eric.purple@klgates.com
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Convertible Opportunities and Income Fund
333-146945
811-21080
Dear Mr. Greene:
     This letter is a follow-up to our earlier letter to you dated March 24, 2009 (the “Earlier Correspondence”), and responds to the comments you verbally conveyed to me on April 8, 2009, regarding post-effective amendment no. 2 to the registration statement on Form N-2 of Calamos Convertible Opportunities and Income Fund (the “Fund”). For your convenience, each of your comments is repeated below, with responses immediately following.
     As we noted in our Earlier Correspondence, and as we have discussed, the revisions to the prospectus, prospectus supplements and statement of additional information responding to these comments will be included in a Rule 497 filing made subsequent to post-effective amendment no. 2 having been declared effective.
1. Comment: Please amend your discussion of the Fund’s managed distribution order to state whether the implementation of the order will cause any change in the Fund’s current level distribution policy.
Response: The Fund will amend its disclosure to note that the implementation of its managed distribution plan pursuant to its exemptive order will not result in any material or substantive change to the Fund’s current level distribution policy.
2. Comment: In response 17 in the Earlier Correspondence, you noted that the Fund could issue multiple series of senior securities that are debt or multiple series of senior securities that are stock pursuant to Section 18(c) of the Investment Company Act of 1940 (the “1940 Act”). Please confirm supplementally to the staff that the Fund will not issue multiple series of common stock in a manner that is

Mr. Larry Greene
April 13, 2009

analogous to that permitted to open-end management investment companies pursuant to Section 18(f)(2) of the 1940 Act.
Response: We confirm that the Fund will not issue multiple series of common stock pursuant to this registration statement in a manner that is analogous to that permitted to open-end management investment companies by Section 18(f)(2) of the 1940 Act.
3. Comment: Please amend the discussion of the Fund’s temporary defensive position to note specifically that the temporary investment strategy may be inconsistent with the Fund’s investment objective.
Response: As we noted earlier in our Earlier Correspondence, the following sentence has been added at the end of the caption “Temporary Defensive Investments:”
“If the Fund temporarily use a different investment strategy for defensive purposes, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.”
We believe that this phrase is an accurate discussion of the implications of the Fund’s use of a temporary defensive position, and that the phrase “different factors could affect the Fund’s performance” contemplates the fact that such a temporary strategy could yield performance inconsistent with that obtained under normal circumstances pursuant to the Fund’s regular investment strategies. We also note that Form N-2, unlike Form N-1A, does not require specific wording to discuss any variance between a temporary investment strategy and a fund’s investment objective. As a result, we respectfully decline to make this change for the forgoing reasons.
4. Comment: The staff has taken the position in the past that the 1940 Act may impose limitations on the ability of a registered investment company to pledge more than one third of its assets to secure its borrowings (See Salomon Brothers (pub. avail. May 4, 1975). Please explain whether the Fund intends to pledge all of its assets as collateral for its borrowings.
Response: We respectfully disagree with the view that the 1940 Act prohibits a closed-end investment company from pledging all of its assets to secure its borrowings. See Federal Reserve Bank of Boston (pub. avail. January 8, 1999) (“[W]e are not aware of any reason that section 18(f) of the Investment Company Act of 1940 would prohibit an open-end investment company registered with the Commission from pledging assets to secure otherwise permissible bank loans.”); Financial Security Assurance Inc. (pub. avail. Oct. 31, 1988) (providing no-action relief under Section 18 to a fund that obtained a bond “secured by fund assets”). As of April 30, 2009, the Fund will have refinanced its borrowings and will no longer have all of its assets pledged to secure its borrowings.

Mr. Larry Greene
April 13, 2009

     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.955.7081.
Very truly yours,
/s/ Eric S. Purple
Eric S. Purple
Enclosures

Copies (w/encl.) to:	Stathy Darcy David P. Glatz (firm) Paulita A. Pike (firm)